UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Columbia Property Trust, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland	20-0068852
(State of Incorporation or Organization)	(IRS Employer Identification No.)

One Glenlake Parkway, Suite 1200 Atlanta, Georgia	30328
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐
Securities Act registration statement file number to which this form relates:
Securities registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.
The shares of common stock, $0.01 par value per share, referred to as common stock, of Columbia Property Trust, Inc. (the “Registrant,” “we,” “us” or “our”) were previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2005. In connection with the listing of the common stock on the New York Stock Exchange, shares of the common stock are hereby being registered pursuant to Section 12(b) of the Exchange Act.
General
We were formed under the laws of the state of Maryland. The rights of our stockholders are governed by Maryland law as well as our charter and bylaws. The following summary of the terms of our common stock, Maryland General Corporation Law (the “MGCL”) and provisions of our charter and bylaws containing material terms of our common stock is only a summary, and reference should be made to the MGCL and our charter and bylaws for a full description. The following summary is qualified in its entirety by the more detailed information contained in our charter and bylaws. Copies of our charter and bylaws are available upon request.
Our charter authorizes us to issue up to 1,000,000,000 shares of stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock at $0.01 par value per share, referred to as preferred stock.
Common Stock
Subject to any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders. All common stock issued and outstanding is fully paid and nonassessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, sinking fund or redemption rights. Our charter provides that our common stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Shares of our common stock have equal distribution, liquidation and other rights.
Our board of directors has authorized the issuance of shares of our capital stock without certificates. We do not issue certificates for our shares. Shares are held in “uncertificated” form which eliminates the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our share certificates will instead be furnished to stockholders upon request and without charge. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.
Preferred Stock
Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. We currently have no preferred stock issued or outstanding. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval.
Power to Reclassify Our Unissued Shares of Stock
Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of common or preferred stock into one or more classes or series of preferred stock without any action by our stockholders. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on transfer and ownership of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.
Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock
Our charter authorizes our board of directors to amend our charter without stockholder approval to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock without any action by our stockholders. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.
Meetings and Special Voting Requirements
Subject to our charter restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. Each of our directors is elected to serve for a one-year term, until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. There is no cumulative voting in the election of our board of directors. Directors are elected by a plurality of all the votes cast in the election of the directors. Therefore, the holders of a majority of the outstanding shares of common stock can elect our entire board of directors.
An annual meeting of our stockholders will be held each year. Special meetings of stockholders may be called only upon the request of our board of directors, the chairman of the board, the president, the chief executive officer and, subject to certain procedural requirements set forth in our Bylaws, must be called by our Secretary to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast at least a majority of the votes entitled to be cast on such matter at such meeting. The presence, either in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting on any matter will constitute a quorum.
Pursuant to our charter and the MGCL, we cannot dissolve, amend our charter, merge, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by our board of directors and approved by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on the matter. However, under the MGCL and our charter, the following events do not require stockholder approval:

•	stock exchanges in which we are the successor; and

•	transfers of less than substantially all of our assets.
Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.
No Stockholder Rights Plan
We have no stockholder rights plan. Our bylaws contain a provision preventing the board of directors from adopting a stockholder rights plan without the prior approval of the stockholders unless such plan provides that it will expire within one year of adoption unless ratified by the stockholders before the plan expires. Our bylaws further prevent the board of directors from amending this limitation without stockholder approval.

Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•
any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that resolution may only be revoked, altered or amended, and the board of directors may only adopt any resolution inconsistent with such resolution (including an amendment to that bylaw provision), with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of the Company's common stock. However, we cannot assure you that our board of directors will not recommend to stockholders that the board of directors revoke, alter or amend this resolution in the future.
Control Share Acquisitions
The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. Our charter eliminates all appraisal rights of stockholders.
The control share acquisition provisions of the MGCL do not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting the Company from the control share acquisition provisions of the MGCL. This bylaw provision may be amended only with the affirmative vote of a majority of the votes entitled to be cast on such an amendment by holders of outstanding shares of our common stock.
Unsolicited Takeovers
Under Subtitle 8 of Title 3 of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, may elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board requirement;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a requirement for the calling of a special meeting of stockholders only at the written request of stockholders entitled to cast at least a majority of the votes at the meeting.
Our charter provides that our board of directors will not take action to elect to be subject to the provisions of Subtitle 8 except 3-804(c) of the MGCL, which permits a company to include a provision in its charter requiring a vacancy on the board of directors be filled only by the remaining directors and any director so elected to serve for the remainder of the full term of the class of directors in which the vacancy occurred, which provision is included in our charter. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a majority vote for the removal of any director from the board of directors, (2) vest in the board of directors the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, (3) require a vacancy on the board of directors be filled only by the remaining directors and any director so elected to serve for the remainder of the full term of the class of directors in which the vacancy occurred and (4) require, unless called by our board of directors, the chairman of the board, the president, the chief executive officer, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. As a result, the effect of the restriction on electing to be subject to the provisions of Subtitle 8 is to prevent us, without the approval of the stockholders, from classifying our board of directors or from raising the threshold for removal of a director from a majority to two-thirds of the shares entitled to be cast generally in the election of directors.

Restriction on Ownership of Shares
In order for us to qualify as a real estate investment trust, or REIT, not more than 50% of our outstanding shares may be owned by any five or fewer individuals, including some tax-exempt entities. In addition, the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code.
In order to assist us in preserving our status as a REIT, our charter contains a limitation on ownership that prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of our outstanding shares. Our charter provides that any transfer of shares that would violate our share ownership limitations is null and void and the intended transferee will acquire no rights in such shares, unless the transfer is approved by our board of directors based upon receipt of information that such transfer would not violate the provisions of the Internal Revenue Code for qualification as a REIT.
Shares which, if transferred, would be in excess of the ownership limit will be designated as “shares-in-trust” and will be transferred automatically to a trust effective on the day before the reported transfer of such shares. The record holder of the shares that are designated as shares-in-trust will be required to submit such number of shares to us in the name of the trustee of the trust. We will designate a trustee of the share trust that will not be affiliated with us. We will also name one or more charitable organizations as a beneficiary of the share trust. Shares-in-trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee will receive all dividends and distributions on the shares-in-trust and will hold such dividends or distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust during the period they are held in trust.
At our direction, the trustee will transfer the shares-in-trust to a person whose ownership will not violate the ownership limit. The transfer shall be made within 20 days of our receipt of notice that shares have been transferred to the trust. During this 20-day period, we will have the option of redeeming such shares. Upon any such transfer or redemption, the purported transferee or holder shall receive a per share price equal to the lesser of (1) the price per share in the transaction that created such shares-in-trust, or (2) the market price per share on the date of the transfer or redemption.
Any person who (1) acquires shares in violation of the foregoing restrictions or who owns shares that were transferred to any such trust is required to give immediate written notice to us of such event, or (2) transfers or receives shares subject to such limitations is required to give us 15 days written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.
The foregoing restrictions will continue to apply until (1) our board of directors determines it is no longer in our best interest to continue to qualify as a REIT, and (2) there is an affirmative vote of the majority of shares entitled to vote on such matter at a regular or special meeting of our stockholders.
The ownership limit does not apply to an offer or which, in accordance with applicable federal and state securities laws, makes a cash tender offer and at least 85% of the outstanding shares are duly tendered and accepted pursuant to the cash tender offer. The ownership limit also does not apply to the underwriter in a public offering of shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT is not jeopardized.
Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.
Dividends
We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed as dividends will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income. One of our primary goals is to pay regular quarterly distributions to our stockholders. Distributions will be paid to investors who are stockholders as of the record dates selected by our board of directors. Distributions are declared at the discretion of our board of directors.

Stockholder Liability
The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.
Advance Notice of Director Nominations and New Business
Our bylaws provide that:

•
with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

◦	pursuant to our notice of the meeting;

◦	by or at the direction of our board of directors; or

◦
by a stockholder who was a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has provided notice to us with respect to the time period containing the information and certifications, required by the advance notice procedures set forth in our bylaws.

•
with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

◦	by or at the direction of our board of directors, the chairman of the board, the president or the chief executive officer; or

◦
provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided notice to us within the time period and containing the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Item 2. Exhibits.
The following exhibits to this registration statement on Form 8-A are incorporated by reference from the documents specified, which have been previously filed with the Securities and Exchange Commission:
Exhibit No.

3.1
Second Articles of Amendment and Restatement of Registrant as amended by the First Articles of Amendment (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 10-K filed on February 28, 2013).

3.2
Second Articles of Amendment to the Second Articles of Amendment and Restatement of Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 15, 2013).

3.3
Third Articles of Amendment to the Second Articles of Amendment and Restatement of Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on August 15, 2013).

3.4
Articles Supplementary to the Second Articles of Amendment and Restatement of Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on September 4, 2013).

3.5	Third Amended and Restated Bylaws of Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on September 4, 2013).

4.1
Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2013).

SIGNATURE
         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Columbia Property Trust, Inc.
Date: October 7, 2013	By:	/s/ James A. Fleming
		Name:	James A. Fleming
		Title:	Executive Vice President and Chief Financial Officer